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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                QUEPASA.COM, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   74833W-10-7
                                 (CUSIP Number)

                                 Robert Taylor
                             7904 E. Chaparral Rd.
                               Suite A110, PMB160
                              Scottsdale, AZ 85250
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 March 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement /x/.

--------------------------------------------------------------------------------
CUSIP NO. 74833W-10-7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1 NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           a. Great Western Land and Recreation, Inc.   IRS Identification No. 86-1037866
           b. Amortibanc Investments, L.C.              IRS Identification No. 48-1163421
           c. Geoffrey Tracy
           d. Christopher Tracy

--------------------------------------------------------------------------------

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /x/
                                                                    (b)  / /
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

           a. Great Western Land and Recreation, Inc. - WC
           b. Amortibanc Investments, L.C. - WC
           c. Geoffrey Tracy - OO (gift)
           d. Christopher Tracy  - OO (gift)

--------------------------------------------------------------------------------

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER (number of shares) - 890,000
                                a. Great Western Land and Recreation, Inc. -
                                   340,000
                                b. Amortibanc Investments, L.C. - 500,000
                                c. Geoffrey Tracy - 25,000
                                d. Christopher Tracy  - 25,000

       NUMBER OF           --------------------------------------------------
        SHARES             8  SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING
         PERSON            --------------------------------------------------
          WITH             9  SOLE DISPOSITIVE POWER (number of shares)  -
                                890,000
                                a. Great Western Land and Recreation, Inc. -
                                   340,000
                                b. Amortibanc Investments, L.C. - 500,000
                                c. Geoffrey Tracy - 25,000
                                d. Christopher Tracy  - 25,000

----------------------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           a. Great Western Land and Recreation, Inc. - 340,000
           b. Amortibanc Investments, L.C. - 500,000
           c. Geoffrey Tracy - 25,000
           d. Christopher Tracy  - 25,000
--------------------------------------------------------------------------------

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 5.2%
           a. Great Western Land and Recreation, Inc. - 2.0%
           b. Amortibanc Investments, L.C. - 2.9%
           c. Geoffrey Tracy - 0.1%
           d. Christopher Tracy  - 0.1%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           a. Great Western Land and Recreation, Inc. - CO
           b. Amortibanc Investments, L.C. - OO (Limited Liability Company)
           c. Geoffrey Tracy - IN
           d. Christopher Tracy  - IN
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110 PMB #160, Scottsdale, Arizona.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Great Western Land and Recreation, Inc. ("Great Western"), Amortibanc Investments, L.C. ("Amortibanc"), Geoffrey Tracy and Christopher Tracy (collectively, the "Reporting Persons"). The Reporting Persons have not entered into any written agreement but are making this single, joint filing because they have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the Issuer. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of February 15, 2002. A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

Great Western is located at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Great Western, a Delaware corporation, is an Arizona-based, privately-held real estate development company with holdings in Arizona, New Mexico and Texas. It is wholly-owned by Amortibanc. The executive officers and directors of Great Western are Jay N. Torok, President, Chairman and Chief Executive Officer, William Szilagyi, Senior Vice President, and Ronald J. O'Connor, Vice President and Chief Financial Officer, each of whom is a natural person.

Jay Torok has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. Torok's principal occupation is as President, Chairman and Chief Executive Officer of Great Western.

William Szilagyi has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. Szilagyi's principal occupation is as Senior Vice President of Great Western.

Ronald J. O'Connor has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. O'Connor's principal occupation is as Vice President and Chief Financial Officer of Great Western.

Amortibanc is located at 300 West Douglas, Suite 900, Wichita, Kansas 67202. Amortibanc, a Kansas limited liability corporation, is a mortgage and investment banking company, and serves as the financial servicing arm of a number of the Garvey family ventures. Amortibanc is the owner of 100% of the outstanding common stock of Great Western; however Amortibanc disclaims beneficial ownership of these shares. The Willard W. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen are the only members of Amortibanc and thereby share beneficial ownership of these shares. Todd Connell is the attorney-in-fact for Willard W. Garvey, the trustee of the Willard W. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen.

Geoffrey Tracy has his business address at 1632 30th Street NW, Washington
D.C.  20007.   Mr. Tracy received the Issuer's shares as a gift from his
father, Dan Tracy, who is a retired business professional.

Christopher Tracy has his business address at 88 Wood Pond Road, West Hartford, Connecticut 06107. Mr. Tracy received the Issuer's shares as a gift from his father, Dan Tracy, who is a retired business professional.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of Great Western or Amortibanc has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of Great Western or Amortibanc has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All natural persons listed in item 2 are citizens of the United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

Great Western paid an aggregate of $63,177.00 from working capital for 340,000 shares of the Issuer's common stock.

Amortibanc paid an aggregate of $85,000.00 from working capital for 500,000 shares of the Issuer's common stock.

Geoffrey Tracy received 25,000 shares of the Issuer's common stock as a gift from his father, Dan Tracy. Dan Tracy paid an aggregate of $4,562.50 from personal funds for these shares.

Christopher Tracy received 25,000 shares of the Issuer's common stock as a gift from his father, Dan Tracy. Dan Tracy paid an aggregate of $4,562.50 from personal funds for these shares.

ITEM 4. PURPOSE OF TRANSACTION.

Effective August 6, 2001, Great Western Land agreed, subject to the fulfillment of certain conditions by both parties and approval by the Issuer's shareholders at its annual shareholder meeting scheduled for February 28, 2002, to enter into a merger with the Issuer. The merger was to be completed by one of the Great Western's wholly-owned subsidiaries exchanging its common shares for those of the Issuer on a one for one basis. The Issuer was to have been the surviving corporation and was to become a wholly-owned subsidiary of Great Western. The acquisition of the Issuer's shares by the Great Western and Amortibanc occurred subsequent to August 6, 2001 in anticipation of the merger. On February 6, 2002, the Issuer's Board of Directors voted to terminate the merger agreement.

Great Western and Amortibanc's current purposes for the Issuer`s common stock may include, without limitation, plans or proposals such as the following: (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above. Great Western and Amortibanc reserve the right to determine in the future whether to change the purpose or purposes described above.

Geoffrey Tracy's purposes for the acquisition of the Issuer's common stock may include, without limitation, plans or proposals such as the following: (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above. Geoffrey Tracy reserves the right to determine in the future whether to change the purpose or purposes described above.

Christopher Tracy's purposes for the acquisition of the Issuer's common stock may include, without limitation, plans or proposals such as the following: (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above. Christopher Tracy reserves the right to determine in the future whether to change the purpose or purposes described above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

GREAT WESTERN
(a) Great Western may be deemed beneficially to own 340,000 shares of the Issuer's common stock, representing in the aggregate approximately 2.0% of the outstanding shares of the Issuer's common stock.

(b) Great Western has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c) The following purchases were made on "Pink Sheets", and in private transactions on the following dates:

Shares
Purchased (1)     Date Purchased      Purchase Price
-------------     --------------      --------------

10,000            8/14/2001           $       0.13
50,000            8/17/2001                   0.19
25,000            8/28/2001                   0.15
10,000            9/6/2001                    0.17
50,000            9/26/2001                   0.19
25,000            9/26/2001                   0.33
10,000            10/2/2001                   0.18
50,000            10/25/2001                  0.19
50,000            10/30/2001                  0.18
100,000           11/5/2001                   0.15
200,000           11/5/2001                   0.15
25,000            11/26/2001                  0.19
50,000            11/30/2001                  0.15
35,000            11/30/2001                  0.17
105,000           12/19/2001                  0.20
95,000            12/19/2001                  0.20


(1) On December 4, 2001, Great Western sold 50,000 shares of the Issuer's common stock to Dan Tracy, the father of Geoffrey Tracy and Christopher Tracy. On December 20, 2001, Great Western sold 500,000 shares of the Issuer's common stock to Amortibanc.



(d) Not applicable.

(e) Not applicable.

AMORTIBANC

(a) Amortibanc may be deemed beneficially to own 500,000 shares of the Issuer's common stock, representing in the aggregate approximately 2.9% of the outstanding shares of the Issuer's common stock

(b) Amortibanc has the sole power to vote and to dispose of all shares set forth in Item 5(a) above

(c) Amortibanc purchased 500,000 shares of the Issuer's commons stock from Great Western on December 20, 2001 at a purchase price of $0.17 per share.

(d) Not applicable.

(e) Not applicable.

GEOFFREY TRACY

(a) Geoffrey Tracy may be deemed beneficially to own 25,000 shares of the Issuer's common stock, representing in the aggregate approximately 0.1% of the outstanding shares of the Issuer's common stock

(b) Geoffrey Tracy has the sole power to vote and to dispose of all shares set forth in Item 5(a) above

(c) Geoffrey Tracy received these shares as a gift from his father, Dan Tracy, who purchased 25,000 shares of the Issuer's commons stock from Great Western on December 4, 2001 at a purchase price of $0.18 per share.

(d) Not applicable.

(e) Not applicable.

CHRISTOPHER TRACY

(a) Christopher Tracy may be deemed beneficially to own 25,000 shares of the Issuer's common stock, representing in the aggregate approximately 0.1% of the outstanding shares of the Issuer's common stock

(b) Christopher Tracy has the sole power to vote and to dispose of all shares set forth in Item 5(a) above

(c) Christopher Tracy received these shares as a gift from his father, Dan Tracy, who purchased 25,000 shares of the Issuer's commons stock from Great Western on December 4, 2001 at a purchase price of $0.18 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The above Reporting Persons, Great Western, Amortibanc, Geoffrey Tracy and Christopher Tracy have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the issuer. The Reporting Persons completely agreed to act as set forth as of March 1, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated March 1, 2002 among Great Western, Amortibanc, Geoffrey Tracy and Christopher Tracy.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2002

                   GREAT WESTERN LAND AND RECREATION, INC.




               By:  /s/ Jay N. Torok
                    --------------------------------
                    Name: Jay N. Torok
                    Title: President, Chairman and
                           Chief Executive Officer



                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (the "Agreement") dated as of March 1, 2002 among Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy.

                                   WITNESSETH

WHEREAS, as of the date hereof, each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy is filing a
Schedule 13D under the Securities and Exchange Act of 1934 (the "Exchange Act") with respect to securities of Quepasa.com, Inc. (the "Schedule 13D");

WHEREAS, each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy is individually eligible to file the Schedule 13D;

WHEREAS, each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy wishes to file the
Schedule 13D and any amendments thereto jointly and on behalf of each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1. Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy pursuant to Rule 13d-1(k)(iii) under the Exchange Act.

2. Each of Great Western Land and Recreation, Inc., Amortibanc Investments, L.C., Geoffrey Tracy and Christopher Tracy hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.    Each of Great Western Land and Recreation, Inc., Amortibanc
      Investments, L.C., Geoffrey Tracy and Christopher Tracy hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.



                     GREAT WESTERN LAND AND RECREATION, INC.



                 By:  /s/ Jay N. Torok
                      --------------------------------
                      Name: Jay N. Torok
                      Title: President, Chairman and
                            Chief Executive Officer




                          AMORTIBANC INVESTMENTS, L.C.



                 By:  /s/ Todd Connell
                      ------------------------------------
                      Name: Todd Connell

                      Title: Attorney-in-fact for Willard W.
                             Garvey, the trustee of the
                             Willard W. Garvey Revocable
                             Trust and the Willard W. Garvey
                             Trust Number Thirteen



                                 GEOFFREY TRACY



                 By:  /s/ Geoffrey Tracy
                      ------------------------------------
                      Name: Geoffrey Tracy




                                CHRISTOPHER TRACY



                 By:  /s/ Christopher Tracy
                      ------------------------------------
                      Name: Christopher Tracy



                                END OF FILING